SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

TRAVELCENTERS OF AMERICA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89421B 109
(CUSIP Number)

Brian E. Donley

Chief Financial Officer and Treasurer

Service Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89421B 109	13D	Page 1 of 6 Pages

1.		Names of Reporting Persons Service Properties Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC, OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,184,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,184,797
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,797
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 7.8%*
14.		Type of Reporting Person (See Instructions) OO

*	Based on 15,101,389 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of February 15, 2023, as reported to the Reporting Person by the Issuer.

CUSIP No. 89421B 109	13D	Page 2 of 6 Pages

This Schedule 13D (this “Schedule 13D”) is being filed by Service Properties Trust, a Maryland real estate investment trust (“SVC” or the “Reporting Person”), in connection with the Reporting Person’s entry into a voting agreement with respect to the shares of common stock, par value $0.001 per share (“Common Shares”), of TravelCenters of America Inc., a Maryland corporation, formerly known as TravelCenters of America LLC, a Delaware limited liability company (the “Issuer”), beneficially owned by the Reporting Person. This Schedule 13D also amends and supersedes the Reporting Person’s Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2008, as amended on February 9, 2009, January 19, 2010, January 20, 2010, January 25, 2011, June 3, 2011, June 10, 2011, January 30, 2012, January 29, 2013, December 23, 2013, January 30, 2015, February 4, 2016, February 8, 2017 and January 19, 2021 (as amended, the “Schedule 13G”) with respect to its beneficial ownership of Common Shares.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive offices are located at 24601 Center Ridge Road, Westlake, Ohio 44145.

Item 2.	Identity and Background.

SVC is a Maryland real estate investment trust and its principal business is to operate as a real estate investment trust. The business address and principal office address of SVC is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The Managing Trustees of SVC are John G. Murray and Adam D. Portnoy and the Independent Trustees of SVC are Laurie B. Burns, Robert E. Cramer, Donna D. Fraiche, John L. Harrington and William A. Lamkin. The executive officers of SVC are Todd W. Hargreaves, President and Chief Investment Officer, and Brian E. Donley, Chief Financial Officer and Treasurer.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Person, each of the individuals listed above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer was a 100% owned subsidiary of the Reporting Person until the Reporting Person distributed the Common Shares it then owned to its shareholders in 2007. The Issuer is the Reporting Person’s largest tenant and the Reporting Person is the Issuer’s principal landlord and, as of December 31, 2022, second largest stockholder.

On August 11, 2008, the Reporting Person entered into a rent deferral agreement with the Issuer (the “Rent Deferral Agreement”) pursuant to which the Issuer issued 1,540,000 Common Shares to the Reporting Person in connection with the transactions contemplated thereunder.

On May 27, 2011, the Reporting Person purchased 1,000,000 Common Shares from the underwriters in the Issuer’s public offering for $5.69 per share, which the Reporting Person funded with cash on hand. On December 16, 2013, the Reporting Person purchased 880,000 Common Shares from the underwriters in the Issuer’s public offering for $9.25 per share, which the Reporting Person funded with cash on hand.

On August 1, 2019, the Issuer effected a reverse stock split pursuant to which every five Common Shares were converted and reclassified into one Common Share, subject to the receipt of cash in lieu of fractional shares. Following such reverse stock split, the Reporting Person held 684,000 Common Shares.

On July 6, 2020, the Reporting Person purchased 500,797 Common Shares from the underwriters in the Issuer’s public offering for $14.00 per share, which the Reporting Person funded with cash on hand.

CUSIP No. 89421B 109	13D	Page 3 of 6 Pages

Item 4.   Purpose of Transaction.

SVC acquired the Common Shares for investment purposes. SVC previously reported its beneficial ownership of the Common Shares on the Schedule 13G.

See Item 3.

On February 15, 2023, the Reporting Person and certain of its subsidiaries entered into a consent and amendment agreement with the Issuer and its subsidiary, TA Operating LLC (together, the “TCA Parties”), and BP Products North America Inc. (“BP”), pursuant to which the Reporting Person and its applicable subsidiaries, among other things, consented to the Issuer entering into an agreement and plan of merger (the “Merger Agreement”) with BP and its merger subsidiary, pursuant to which BP will acquire the Issuer in a merger transaction (the “Merger”), for cash consideration of $86.00 per outstanding Common Share and to the consummation of the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “BP Acquisition”). The BP Acquisition is subject to various customary conditions to closing, including the approval of the Issuer’s stockholders owning a majority of the Common Shares outstanding, as well as regulatory approvals. The parties currently expect that the BP Acquisition will be completed by mid-year 2023. The Reporting Person expects to receive approximately $101.9 million of cash consideration in the Merger for its 1,184,797 Common Shares.

In connection with the Merger Agreement, the Reporting Person entered into a voting agreement (the “SVC Voting Agreement”) with BP, pursuant to which, among other things, the Reporting Person agreed to vote all of its Common Shares in favor of the BP Acquisition and against any alternative acquisition proposal, including any superior proposal, each as defined in the Merger Agreement. The Reporting Person also agreed not sell or transfer its Common Shares while the SVC Voting Agreement remains in effect. The Reporting Person’s obligations under the SVC Voting Agreement terminate upon the earliest to occur of the effective time of the Merger, the valid termination of the Merger Agreement or the effective date of a written agreement by the Reporting Person and BP to terminate the SVC Voting Agreement.

The foregoing description of the SVC Voting Agreement is qualified in its entirety by reference to the full text of the SVC Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D.

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider their position and/or change its purpose and/or formulate plans or proposals with respect thereto.

In the event the BP Acquisition is not completed or if the SVC Voting Agreement is otherwise terminated, the Reporting Person intends to review from time to time the investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and SVC’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, SVC may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)     SVC directly owns 1,184,797 Common Shares, which represent 7.8% of the issued and outstanding Common Shares as of February 15, 2023. SVC has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the Common Shares it owns.

CUSIP No. 89421B 109	13D	Page 4 of 6 Pages

Adam D. Portnoy beneficially owns 661,505 Common Shares (a portion of which are subject to vesting requirements), which represents approximately 4.4% of the issued and outstanding Common Shares as of February 15, 2023 and which are not included in the percentages owned by the Reporting Person.  Mr. Portnoy has sole power to direct the vote and sole power to dispose or direct the disposition of 39,652 of such Common Shares.  In addition, as president and chief executive officer, a managing director and controlling shareholder through ABP Trust, of which Mr. Portnoy is a holder of shares of beneficial interest in, and the sole trustee of, Mr. Portnoy may be deemed to beneficially own 621,853 Common Shares beneficially owned by The RMR Group LLC (“RMR LLC”), which is a direct majority owned subsidiary of The RMR Group Inc. (“RMR Inc.”). These 621,853 Common Shares are directly owned by RMR LLC.  The Reporting Person expressly disclaims any beneficial ownership of the Common Shares beneficially owned by Mr. Portnoy, RMR LLC and RMR Inc.

To the Reporting Person’s knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 21,620 Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding Common Shares and which are not included in the percentages owned by the Reporting Person. The Reporting Person expressly disclaims any beneficial ownership of these Common Shares. To the Reporting Person’s knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 15,101,389 Common Shares outstanding as of February 15, 2023, such number of shares being based on information provided by the Issuer.

(c)            No transactions have been effected by the Reporting Person or to the knowledge of the Reporting Person, any of the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

As described in Item 3 above, on August 11, 2008, the Reporting Person entered into the Rent Deferral Agreement pursuant to which the Issuer issued to the Reporting Person 1,540,000 Common Shares in connection with the transactions contemplated thereunder. Under the Rent Deferral Agreement, deferred rent shall be accelerated and interest shall begin to accrue thereon at 1.0% per month on the deferred rent amounts if certain events occur, including: the Issuer’s default under its leases with the Reporting Person; a change of control of the Issuer, as defined in the Rent Deferral Agreement; or the Issuer’s declaration or payment of a dividend or other distribution in respect of the Common Shares. The remaining amount of the obligation was fully paid in January 2023. The foregoing description of the Rent Deferral Agreement is qualified in its entirety by reference to the full text of the Rent Deferral Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Also in connection with the BP Acquisition, RMR LLC entered into a voting agreement with BP on similar terms as the SVC Voting Agreement (the “RMR Voting Agreement”). The Reporting Person is not a party to or beneficiary of the RMR Voting Agreement.

As described in Item 5 above, certain Common Shares owned by the individuals named in Item 2 are subject to vesting pursuant to restricted share agreements entered into at the time of the grant of such Common Shares.  In addition, Mr. Portnoy, as a director of the Issuer, and Messrs. Hargreaves, Donley and Murray, as officers and employees of RMR LLC, the manager of the Issuer, are eligible to receive future grants under the Issuer’s equity compensation plan.

CUSIP No. 89421B 109	13D	Page 5 of 6 Pages

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of February 15, 2023, between the Reporting Person and BP Products North America Inc. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated February 15, 2023.)

Exhibit 99.2	Deferral Agreement, dated as of August 11, 2008, among the Reporting Person, HPT TA Properties Trust, HPT TA Properties LLC, HPT PSC Properties Trust, HPT PSC Properties LLC, the Issuer, TA Leasing LLC and Petro Stopping Centers, L.P. (Incorporated by reference to Exhibit 10.6 of the Issuer’s Quarterly Report on Form 10-Q for the Quarterly period ended June 30, 2008, filed on August 11, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023

SERVICE PROPERTIES TRUST

/s/ Brian E. Donley
(Signature)

Brian E. Donley, Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).